UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-34370

Progressive Waste Solutions Ltd.

(Translation of registrant’s name into English)

400 Applewood Crescent

2nd Floor

Vaughan, Ontario L4K 0C3

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is incorporated by reference into all outstanding Registration Statements of Progressive Waste Solutions Ltd. filed with the U.S. Securities and Exchange Commission.

EXHIBIT LIST

Exhibit	Description

99.1	Material Change Report dated January 20, 2016

99.2	Agreement and Plan of Merger, dated as of January 18, 2016, by and among Progressive Waste Solutions Ltd., Water Merger Sub LLC, and Waste Connections, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Progressive Waste Solutions Ltd.

Date: January 20, 2016	By:	/s/ Loreto Grimaldi
	Name:	Loreto Grimaldi
	Title:	Executive Vice President and Chief Legal Officer